

Mail Stop 3720

September 18, 2008

VIA U.S. MAIL AND FAX (703) 442-5501
Mr. Kevin Welch
Chief Financial Officer
Global Telecom & Technology, Inc.
8484 Westpark Drive, Suite 720
McLean, VA 22102

> **Re:** **Global Telecom & Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 0-51211**

Dear Mr. Welch:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 35

1. We note that management did not complete its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2. In addition, please tell us in detail how you considered whether management's failure to perform or complete its report on internal control over financial reporting impacted its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the Form 10-K to disclose management's revised conclusion on the

effectiveness of your disclosure controls and procedures, i.e., that DC&P were not
effective as of the end of the fiscal year.

Consolidated Statements of Operations, page F-4

3. Please tell us the nature of "Other Income (expense), net" in the amount of $613,875. We
were unable to locate related disclosure in the MD&A or in the notes.

Note 1 – Organization and Business, Management's Plans

Basis of Presentation, page F-7

4. We note your disclosure herein that your consolidated financial statements have been
prepared on a going concern basis. Please state, if true, that management believes that as
of December 31, 2007, the Company has sufficient liquidity to fund the business and
meet its contractual obligations within the next twelve months following the balance
sheet date.

5. Since the notes to your financial statements reference your going concern, it is unclear to
us why your auditors made no reference to such going concern. Please ask your auditors
why they did not modify their report to include a going concern modification. Please
advise or revise.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-10

6. We refer to your revenue recognition policy for non-recurring fees. Please:

   - Tell us whether you recognize the upfront fees over the period of the contract (initial
     contract term) or the estimated customer relationship period and refer to your basis in
     the accounting literature that supports your policy.
   - If you recognize the upfront fees over the estimated customer relationship, please tell
     us that average period and how it was determined.

   Revise your disclosures accordingly.

7. We refer to your deferred contract costs. Please:

   - Tell us whether your deferred contract costs exceed your related deferred upfront
     fees. If so, tell us the amount of such excess costs.
   - If such costs exceed the deferred upfront fees, please tell us in detail why it is
     appropriate to capitalize such excess costs. Refer to SAB Topic 13(A)(3)(f).

- • If you recognize the upfront fees and the deferred contract costs over the estimated customer relationship period (if longer than the initial contract term), then for the excess deferred costs over the deferred upfront fees, tell us why it is appropriate to amortize the excess customer installation costs over the average life of the customer. It appears to us that these excess costs should be expensed as incurred unless these costs can be recovered over the initial contract term for each specific customer. If these costs can be recovered over the initial contract term, the amortization period is limited to the initial contract term for each specific customer. Also, if a specific customer terminates its contract during the initial contract term, the related customer installation costs should be written-off.

Revise your disclosures accordingly.

Goodwill, page F-14

8. It appears from your disclosure herein that the goodwill impairment test is performed at the entity level. However, on page 26, you referred to the acquired Americas and EMEA operating companies as if they were reporting units, at which level, the goodwill impairment test was performed. Please identify for us your reporting units used for your impairment test during the third quarter of 2007 and what your reporting units are for the third quarter of 2008. Further, explain how they were determined based on the guidance in paragraph 30 of SFAS 142 and EITF D-101.

Segment Reporting, page F-15

9. Please provide information about geographic areas as required by paragraph 38 of SFAS 131.

Note 9- Debt, page F-22

10. We note that you entered into agreements with certain noteholders on March 23, 2007 to amend your notes to extend the maturity date of each of the notes and modify the scheduled interest rates. We further note on November 12, 2007, you agreed to convert certain of your notes into shares of your common stock, obtained 10% convertible unsecured subordinated promissory notes for the remainder of the notes, and in addition, extended the maturity date. Finally, we note that the holders of the $4.0 million of promissory notes due December 29, 2008 agreed to extend the maturity date and increase the interest rate. Please tell us in detail how you accounted for each modification and/or exchange and refer to your basis in the accounting literature.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director